Exhibit 99.1

Logistic Properties of the Americas Expands Board with Appointments of

Two Independent Directors

SAN JOSÉ, Costa Rica – July 15, 2024 – Logistic Properties of the Americas (NYSE American: LPA) (together with its subsidiaries, “LPA” or the “Company”), a leading developer, owner and manager of institutional quality, Class A industrial and logistics real estate in Central and South America, today announced the appointments of Françoise Lavertu and Javier Marquina as independent directors, increasing the Company’s board to seven members and the number of independent directors to six.

Thomas McDonald, Chair of LPA’s board of directors, said, “Françoise and Javier bring to LPA’s board extensive international and regional experience and complementary skill sets, as well as important business networks. Françoise has over 25 years of international experience scaling businesses as well as developing brands at leading global companies like Tesla, Louis Vuitton and L’Oréal, while Javier has a strong track record of investing in and growing commercial real estate companies throughout Latin America. Our board looks forward to working with Françoise and Javier in guiding LPA toward expanding its strategic footprint and further leveraging its operational expertise to effectively capitalize on the strong e-commerce and nearshoring trends that are driving growth in Latin America’s underpenetrated industrial real estate markets.”

Ms. Lavertu said, “Global supply chains are undergoing unprecedented changes, creating significant opportunities for LPA. The Company has the right business model and strategy in place to effectively seize them, and I look forward to sharing my experience in AI solutions for supply chain management with LPA’s management team and board as the Company enters an exciting new phase of growth.”

Mr. Marquina said, “I’m thrilled to contribute my many years of international experience in real estate investment and development, including serving on the board of Latam Logistic Properties, S.A. prior to its business combination with two, and look forward to helping LPA efficiently expand its world-class real estate platform and take full advantage of its highly promising position in markets where global and regional companies are underserved in Latin America.”

Françoise Lavertu has served as co-Chief Executive Officer since April 2023 of AUBA, a San Francisco-based company that provides AI-based supply chain visibility and optimization technologies for large enterprises. She is also co-founder of South View Studio, a strategic and creative brand-building firm advising B2C and B2B companies, including those operating in real estate and logistics, and she served as director of strategy from February 2019 to April 2023. Ms. Lavertu founded and served as an advisor and operating partner from February 2019 to March 2023 at Utelias, which provided strategic and operational guidance to private equity funds, bringing hands-on experience scaling businesses to their portfolio companies. Prior to Utelias, Ms. Lavertu was Tesla’s General Manager for the Southeast U.S. and Latin America, and previously Country Manager for Mexico. In addition to leading the launch of Tesla’s Model X and Model 3 vehicles as well as energy products in her markets, she had full P&L responsibility. Ms. Lavertu began her career in consumer goods and has experience in retail, sales, marketing, merchandising and purchasing at market-leading brands. She has a Bachelor’s degree in Commerce from McGill University and a Master’s Degree in Statistics from HEC. Ms. Lavertu is a board member at Spectrum (Grupo Pantaleon), Solfium and Kronia Technologies, and serves as an advisor to Endeavor and CiBanco.

Javier Marquina is the founder and has served as Chief Executive Officer since February 2019 of Miami-based ARQ Consultants Inc., a firm specializing in real estate investment strategy and execution. In addition, he has served on the board of Guatemala-based Inmobiliaria Spectrum since June 2018 and was appointed as Vice Chair of the board in June 2023. He has served as an independent trustee at US-based TIDAL TRUST II, a regulated investment trust with over 50 ETF holdings representing approximately US$5 billion in assets, since July 2022. He has also served as manager since May 2023 of Neta Investments LLC, a US-based private real estate investment trust. Mr. Marquina served on the board of Latam Logistic Properties, S.A. from November 2022 to March 2024. He also served as interim Head of the Americas of Acciona Inmobiliaria from January 2020 to June 2021 and as Head of Investment Team for Latin America for GLL Real Estate Partners from September 2016 to January 2020. Previously, Mr. Marquina was the Real Estate Investment Director of Miami-based Finaccess Advisors, where he designed and implemented a new real estate investment strategy and successfully closed three transactions totaling $250 million. Prior to this, he was Partner and Finance Director of Aguirre Newman America, a SMM LLC franchise that he launched in 2009 and expanded into Brazil, Mexico and Peru. In 2002, Mr. Marquina co-founded SMM LLC and led a management buyout of five CBRE offices in Latin America. Mr. Marquina has a Master’s degree in Politics and Economics from the University of Oxford and an MBA from Instituto de Empresa in Madrid.

About Logistic Properties of the Americas

Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality, Class A industrial and logistics real estate in Central and South America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies. LPA expects its strong customer relationships and insight to enable future growth through the development and acquisition of high-quality, strategically located facilities in its target markets. As of December 31, 2023, LPA consisted of an operating and development portfolio of thirty-four logistic facilities in Colombia, Peru and Costa Rica totaling more than 491,000 square meters (or approximately 5.3 million square feet) of gross leasable area.

Forward-Looking Statements

This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore caution against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

Investor Relations Contact:

Jennifer Carranza
Logistic Properties of the Americas

+506 2204-7020

ir@lpamericas.com

Barbara Cano/Ivan Peill

InspIR Group

+1 917 861 2530/+ 1 646 452-2335

barbara@inspirgroup.com/ivan@inspirgroup.com